FEDERAL INSURANCE COMPANY
Endorsement No.: 5
Bond Number:	82123752

NAME OF ASSURED: CLEARWATER INVESTMENT TRUST

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	From 12:01 a.m. on December 15, 2010
to12:01 a.m. on January 1, 2012

This Endorsement applies to loss discovered after 12:01 a.m. on December 15, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 15, 2011

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

EXTENSION OF FIDELITY BOND (December 2011 Board Meeting)

RESOLVED, that the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, as defined in the Investment Company Act of 1940 (the “Independent Trustees”), finds that an extension of the Fidelity Bond Policy (“Bond Policy”) to January 1, 2012 is reasonable in terms and amount and in the best interests of the Trust; and it is

FURTHER RESOLVED, that the premium for the Bond Policy be, and it hereby is, determined to be fair and reasonable; and it is

FURTHER RESOLVED, that payment of the premium for the extension of the Bond Policy set forth in the materials presented at the Board of Trustees meeting be, and it hereby is, approved; and it is

FURTHER RESOLVED, that coverage for the Trust under the insured bond will be based on the amount of coverage required by Rule 17g-1(d) under the 1940 Act from time to time plus additional coverage to allow for reasonable growth of the Trust; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to apply for and to retain the Fidelity Bond including payment of premium on behalf of the Trust; and it is

FURTHER RESOLVED, that the Trust’s officers be, and each of them hereby is, authorized and directed to amend the Fidelity Bond, in consultation with legal counsel to the Trust, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of the foregoing resolutions; and it is

FURTHER RESOLVED, that the officers of each Fund be, and hereby are, authorized to make filings with the Securities and Exchange Commission, in consultation with legal counsel to the Trust, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act.